June 22, 2009

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Daniel Morris

Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation

Form 10-K for the Fiscal Year Ended June 30, 2008

Filed August 13, 2008

File No. 001-32352

Definitive Proxy Statement on Schedule 14A

Filed August 19, 2008

File No. 001-32352

Dear Mr. Morris:

Pursuant to our telephone conversation with the Staff on June 18, 2009, set forth below is the supplemental response of News Corporation (the “Company”) to comment #3 from the Staff’s letter of comment dated June 12, 2009 relating to the Company’s definitive proxy statement filed with the Securities and Exchange Commission on August 19, 2008. This response clarifies our response to comment #3 and shall supersede our response #3 set forth in our letter dated June 16, 2009. For your convenience, we have repeated comment #3 set forth in the Staff’s comment letter.

Schedule 14A

3. We note that the form of letter agreement applies only to awards or grants of restricted shares for the fiscal year ended June 30, 2009. Please tell us whether you intend to reinstate the matching award program, or a similar program, in subsequent fiscal periods. If so, please confirm that you will disclose in future filings the performance targets related to any such program to the extent achievement of the targets would affect the compensation payable to your named executive officers.

News Corporation

June 22, 2009

The form of letter agreement pertains only to awards for the fiscal year ending June 30, 2009 because the term of Mr. DeVoe’s employment agreement expires in November 2009. The Company confirms that if it makes future grants pursuant to the Non-NEO Equity Award Program to named executive officers, or a similar program, in subsequent fiscal years, the Company will disclose in future filings the performance targets related to any such program to the extent achievement of the targets would affect the compensation payable to the Company’s named executive officers.

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Should you have any other questions, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan & Hartson LLP